Exhibit 99.3

Common TV call

COMMON TV CALL

Q4 FY 2017 RESULTS

April 13, 2017

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer& Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D. Mavinakere

Chief Financial Officer

Ravi Kumar S.

President & Deputy Chief Operating Officer

Mohit Joshi

President & Head – Financial Services; Head – Infosys Brazil and Infosys Mexico

Sandeep Dadlani

President & Head – Manufacturing, Retail, CPG and Logistics, Head – Infosys Americas

Rajesh Krishnamurthy

President & Head of Energy, Utilities, Telecommunications and Services; Head—Infosys Consulting, Head of Europe

analysts

Kritika Saxena

CNBC-TV18

Chandra Srikanth

ET NOW

Sajeet

Bloomberg-Quint

Rahul Dayama

ET NOW

Sakshi

Zee Business

Nishant

Bloomberg-Quint

Vishal Sikka

Hi! Good Morning, everyone. I want to share a few thoughts on Q4 and as I look back on the financial year that has gone by and look at the year ahead. Q4 came in up 0.7% on reported and flat on constant currency which is weaker than we had expected. But we had several signs of strong performance - on margin, we did good at 24.7% as well as on revenue per employee which grew by 2%. For the first time, we had a significant outpacing of the revenue with the number of employee additions. We achieved this growth of 3.3% net employee addition which means that our revenue per employee, revenue per FTE went up by 2% over the year. The Q4 utilization at 82.0% is at a high of many years, I think 10-years.

On top account growth, we did well; top-25, top-10, top-5 as well as large deals. We did more than $ 800 mn, although the mix on large deals is something that we want to focus more on to make sure that there is more of new large deals in there. The 100 mn accounts went up, now it is at 19, it was 12 when I started. Overall, on all these metrics, on operational efficiencies, on cash flow generation, we did well and Ranga and Pravin will talk about this a little bit more detail.

When I look at the performance of our software and services and the new services in particular, we did quite well; the software, Mana, Skava, Panaya has gone up by 56% year-on-year, Mana has been more than doubling quarter-on-quarter, now it is the fourth quarter of Mana. If we include Edge into that mix, it is a growth of 42% year-on-year, so we are quite happy about that. Many of our new services in the Digital areas, Internet of Things, Cyber Security, etc., some of the renewed services areas has been growing significantly and starting next quarter will start to call these out separately and report on these.

The employee attrition continued to improve at 13.5% or so especially the top performer attrition has continued to be in single digits which is something that we are quite proud of. We rolled our RSU plan and generally a creation of entrepreneurial spirit inside the company because I believe that is absolutely vital to the future that is ahead of us.

So overall several great strides forward along the execution of our strategy and as I look at the time that is ahead of us, it is very clear that when I look at the overall performance of Infosys right now, roughly 65% of our workforce produces about 55% of our revenue where there is a commoditization, where there is a strong need to bring automation and productivity improvements. About 35% of our workforce which produces 45% of our revenue at a much higher RPE in the new innovative areas, we have to double down on these areas. The imperative overall is as clear as it can be that we have to bring Automation and AI into everything that we do in our work to improve the productivity, to bring innovation, to bring process transformation. And then with that improved productivity we have to become more innovative, we have to become problem finders. The advances in AI in our lifetimes we will get to a point where more and more of the problem solving will be done mechanically, things that we can articulate mechanically, will be done automatically. Therefore, the human frontier is problem finding and that is why culture of education, bringing Design Thinking into everything that we do, working closely with customers on their most important strategic areas, strategic problems that they see, is something that is crucial for us. So we are continuing to focus on that. As I look at the year ahead I see more of Automation, more of innovation, fueled by education.

Kritika Saxena

Hi Gentlemen! Kritika Saxena from CNBC-TV18. My first question to Vishal. As far as the guidance is concerned, Vishal, analysts were expecting a slightly higher guidance; 6.5% to 8.5%. Is this a conservative estimate, can you increase this further, I know you said that there are unexpected execution challenges, if you can specify on what the challenges have been which will continue? To Ranga, Rs.13,000 crores capital allocation you have already pointed out to be paid out to shareholders. Can you give us a sense on the exact timeline across FY’18, when can we expect the Board to take it up? Will it be in a staggered form or in one shot? To Pravin Rao, as far as the appointment of Ravi Venkatesan is concerned. Is this after the external consultations, conversations and recommendations of the founders?

Vishal Sikka

On 6.5% to 8.5% guidance, this is what we see right now. It is a challenging environment out there that we see with what is going on in the world around us. Also of course the Q4 performance impact on how we see the evolution of the year. So we were also expecting higher numbers there but given Q4 this is what we are seeing presently. When I talk about ‘Challenges’, obviously, there is the environment that we are working in with the increasing digitization, increasing commoditization of many of the services and strong need to bring automation into transform away from people-only model towards bringing more and more software into the services that we bring and to get into the more advanced and innovative services with our clients. So that need for overall transformation continues to be a very strong one that is driving what we do. Then beyond that of course the geopolitical things that have been going on, the visa atmosphere and so forth. Those are things that we have to focus on. Then of course other distractions that we have had to deal with over the course of the year and especially in the last quarter. This is what I was referring to. But I think given all of that our performance is something in many key areas that I am really proud of our core business has grown well, our customer satisfactions have been the highest, it has been since we started measuring it over the last 12-years, the analyst reports around our core offerings, our new offerings on Mana, on Skava and Edge, put us at the best in the world and there are strong customer testimonials which we have in our press release that went out today. So overall I am quite proud of the results that came and received.

Pravin Rao

On Ravi Venkatesan, it was based on the recommendation by the Nomination and Remuneration Committee. Beyond that it is a Board matter.

Ranganath D. Mavinakere

Hi! Before I address that point, looking at fiscal 2017, there are two key outcomes of fiscal 2017 – one is we have held the operating margin steady at 24.7%. If you recollect we had indicated that our band is 24% to 25%. We are at the higher end of the operating margin guidance that we had given. This was possible despite the lower revenue trajectory during the year, cross-currency and the pricing challenges and so on and so forth. It was only possible because we had a laser sharp focus on the operational efficiency that Vishal talked about, whether it is utilization or onsite employee cost as a percentage of revenue, sub-con cost as a percentage of revenue and so on which helped us to hold the margin steady. That is one key outcome. The second key outcome is very strong cash generation. I am very happy to report that for the fiscal 2017 cash from operational activities crossed $2 bn for the first time and that is the highest. I think we focused on the efficiencies, holding the margin steady at the higher end of the guidance that we had given through several measures and that also resulted in a very strong cash generation. These are two principal outcomes other than the points that Vishal talked about on the per capita revenue.

Coming to capital allocation policy, I think the Board’s objective was to address three key aspects – One, expectation is clearly investors want some amount of predictability of out of the future cash, how much are you likely to return. For example, for every $100 of free cash flow in future years, how much will be retained in the business, how much will be returned to the shareholders. I think the first part of our capital allocation policy talks about 70% of the free cash flow. That is one part. The second part of the capital allocation policy is also that out of the cash that we have as on Balance Sheet today (close to $6 bn), how much is expected to be returned to the shareholders in a particular timeframe. I think our capital allocation policy addresses both. It clearly says up to Rs.13,000 crores which happens to be approximately 34% of the cash that we hold as of today in our balance sheet which is in line with some of the other announcements that we have seen with the peers as well. This also takes into account our strategic and operational cash needs for the next couple of years. I think the Board has clearly said that up to Rs.13,000 crores. It also described the options on mechanism. As you know, we are listed in multiple global stock exchanges - we are listed in NYSE, we are listed in Euronext London, we are listed in Paris and so on and so forth. So we are required to comply with multiple regulatory requirements. I think keeping in view the Board has clearly said “We will do it in Fiscal 2018.” So, let us wait for the appropriate time.

Chandra Srikanth

Chandra Srikanth from ET NOW. Vishal, there is some disappointment in the tone of your commentary. I think people would have expected more clarity on the demand trajectory. Even on the guidance considering Infosys has missed guidance last three times in the last fiscal year, have you factored in that cushion in this guidance that you have given? Going by this guidance, is it safe to say the 20-20 targets that you set out are more of moonshots now and not something that is realistic because $ 2 bn capital allocation plan also reduces the cushion you have to grow inorganically? Pravin, if you can give us a sense of the different verticals because how BFSI and Consulting is doing will be key to gauge demand going forward. You had highlighted some pressure in Retail and Telecom in a recent interaction with analyst. Ranga, just want to understand, the new margin band that you have given – 23% to 25% -- does this factor in the appreciation of the rupee? Is there a risk of an EPS decline as far as FY18 is concerned?

Vishal Sikka

So “Moon Shots!” It is a great word. I love moon shots. What good is an aspirational goal if it is not a moon shot. So yes, it is. It was always a moon shot and it continues to be a moon shot. Of course with these numbers that we have, it becomes steeper to get there. But the main point as I have always said, is the way it frames financially the aspiration that we need to get to which is $ 20 bn to double our revenue, achieving strong revenue growth purposefully without compromising on margins. As Ranga said, we have strong margin performance this year. Indeed, not only not compromising on margins but improving the margins to 30% and improving the revenue per employee which is the ultimate measure of are we outpacing the commoditization that is happening in our industry through the use of automation and are we elevating ourselves to do the innovation which is measured ultimately in revenue per employee to get it to $ 80,000. So, the 20-30-80 continues to be the frame that we will go after, whether it happens on 2020 or some years down the road, that is a different matter. In terms of guidance, of course, you learn from the past. That is the whole point of being a learning company and being people who learn continually across our lives. But as I have always said, we give our guidance based on minimizing the asymmetry of information between what we see and what others outside the world sees. We continue to focus on that. One of the analysts had referred to it as “saying it like you see it”. That is what we are doing and you learn from what has happened in the last several quarters.

Pravin Rao

Hi. From industry vertical perspective, we continue to be positive on financial services. In Q4 we saw 0.5% constant currency growth. For the year if we exclude Finacle, we have seen double-digit growth in Financial Services. In US particularly we have seen a couple of rate hikes and easing of regulatory pressure. So we expect discretionary spend to come back later in the year. We remain fairly confident on the Financial Services. On Manufacturing, it has been flat this quarter on a constant currency basis. But for the year it has been low single digits. When you look at Manufacturing there are two parts. If you look at the core industrial manufacturing, we are doing reasonably well. We are seeing good spend there but we are really challenged on the Hi-Tech space. The whole industry is going through troubling times. They are actually transforming into cloud-based offerings which necessarily means reduce margins and margin pressure for them. So, there is a lot of focus on cost takeout and some amount of insourcing as well. We expect that softness in Hi-Tech to continue whereas on rest of Manufacturing, we are fairly confident. On the Retail & CPG space, for this quarter on a constant currency basis decline of about 3.6%. For the year I think they grew about 7-8%. But if you look at it on Retail side, there are lot of disruptions happening. This year we have seen a record number of store closures in the Retail vertical, record number of layoffs. We expect Retail to continue to be soft or volatile in the coming year. On the other hand, CPG has done well. We expect continued uptick on the CPG and Logistics space. If you look at Healthcare and Life Sciences, on the Healthcare while this quarter we have seen some softness, but it was coming off a very good Q3. So we continue to see good trajectory in Healthcare in the coming year. Life Sciences is relatively soft for us. We have not done well this year. One of our challenges in Consulting has translated into a bigger impact in Life Sciences because we had a significant amount of influence of Consulting in Life Sciences. So we expect some degree of softness in Life Sciences in the coming year. On the Consulting side, I think we are on a recovery path. This year the focus is more on turning around Consulting, focusing on profitability, focusing on purposeful growth. So, we will focus less on actual growth but we will focus more on getting the Consulting foundation right so that in the coming years we can grow it much faster.

Ranganath D. Mavinakere

Hi Chandra. So coming to the first question on you addressed it to Vishal, look, out of the total cash balance of close to $ 6 bn, we are seeing up to $ 2 bn. So still we have sufficient cash to look at the strategic requirements, whether it is M&A, whether it is the investments that we need to do, not that we do not have sufficient cash to do that. Coming to the margin guidance that you talked about, the band is wider; 23% to 25%. But if you look at FY17 as I was telling earlier, our band was 24% to 25%, we ended at 24.7% despite the lowered revenue trajectory, lower pricing and cross-currency and things like that. That was because of the very sharp focus on the operational efficiency that I talked about - utilization, onsite employee cost, subcon cost. If you look at this year, all those efforts will continue. We do believe that we have lot of operational efficiency improvement opportunities and like Vishal talked about, we are encouraged by the sign of per capita revenue improvement this year so the automation acceleration is something that we want to really focus on this year. These are the two factors which we want to kind of make sure that is kind of fully played out. Now, coming to the guidance on the margin 23% to 25%, one element as you rightly talked about, if you look at the average rupee rate of last year to the closing rate, it has appreciated by 3.3%. So that is one factor that we need to take into account. The second factor is also that we also want to make certain investments in onsite DCs in the United States to address any potential risk. There will be some operational cost but I think it is important for us to kind of look at that and proactively address that piece. So while the range is 23% to 25%, as we have said in the past, our focus is to optimize our efficiencies and work on automations so that to we could mitigate these additional impact of the rupee and the onsite DCs. See, I think operating margin is the real driver, right? Even if you look at this year, we are 4.3% EPS growth despite all the lower revenue for example we had guided 11, right, earlier. So I think the focus would be to optimize both the operational efficiencies, look at maximizing our other income streams so that we want to make sure that we are on a steady growth. So it is too early to comment on that.

Sajeet

Good Morning, gentlemen. This is Sajeet here from Bloomberg-Quint. I have a couple of questions: One, you came out with the guidance of 6.5% to 8.5%. My question is that on compounded quarterly growth rate, you need to grow at 2% to 2.8% every quarter to achieve that by the end of FY18. Are we in line to achieve that kind of thing? Secondly, I wanted to check with you on your 2020 aspirational vision which is there. Is it time to recalibrate that vision because the street wants to have predictability in your earnings and where you are going from here on. Is it not better that we recalibrate the 2020 vision to be more realistic in nature and not a moonshot or an aspiration what you call it. So that brings in more stability in the way it is going to work. And third question is, what is the role of the new Co-Chairman on the Board? You are getting two heads here. We have seen this model earlier as well. It didn’t work out. There were multiple heads coming in. What is the role? Can you just give us clarity on what these two Chairman’s will do on the Board and what is the role of each of them? For Pravin, the revenue per employee is around $51,000 and you are looking at $80,000. The revenue hasn’t gone up in last one year. It is still at $51,000 there. How do you plan to increase the revenue per employee going forward and secondly what is the kind of hiring plans, net hiring plans for the year? For Ranga, you spoke about 24 to 26 last time when we met, now it is 23%-25%. We were looking in the vision of 30% margin and you are bringing the lower base down there. What is the reason for it? When you say the capital allocation up to Rs. 13,000 crores, so up to for buybacks and additional dividends. Does it mean by saying that any inorganic growth is out of the question?

Ranganath D. Mavinakere

Let me address your last question first. Our capital allocation policy has stated that up to $2 bn out of app. $6 bn is planned to be returned during the course of this financial year. So we still have $4 bn. When we announced this capital allocation policy, all the strategic cash requirements which could be M&A, which could be capital expenditure, strategic investments, like the one we are planning in the US, all of those are taken into account. Today we have close to $ 6 bn, we are returning upto $ 2 bn. Then the balance is there. The company will also generate free cash flow in the future as well, right? If you look at this financial year, we generated total free cash flow of approximately $1.7 bn. Out of which if you take out the dividend payments and things like that, finally we will be left with about $500 mn - $550 mn. That in itself, if you look at the next couple of years that will be an incremental accretion. So we have looked at the current cash, the future cash that is going to accrue, a combination of these two, after that what is the expectation on M&A, what is the expectation on capital expenditure. After taking into account all this, this policy has been announced. It is incorrect to say that we do not have enough capital for any future M&A or any additional strategic investments that we need to do. That is point number one.

Now coming back to your margin as I earlier stated, we had guided for 24%-25% and we finished at the higher end of the margin at 24.7%. Even today we have given the margin guidance of 23%-25%. Last year also similar questions were there in the beginning that your revenue trajectory has come down, your pricing decline has happened. How will you maintain your margins? We focused on the operational efficiency, on multiple dimensions, utilization as Vishal said is 10-year high in Q4. Likewise, sub-con expenses as percentage of revenue is steady and our operating margin for the entire year is 24.7%, similar to previous year despite all these aspects. We will continue to relentlessly focus on operational efficiency. The other positive element which we noticed in fiscal ’17 is really the rate of addition of employees into the company is slower than the rate of revenue growth which essentially means that it is really on account of automation or higher utilization is something we are looking at. Automation accelerating during this year is something that we need to focus on plus the operational efficiency parameters. A combination of these two is what we need to address on the operating margin. Coming to operating margin, why from 24.7%, why we have given 23%-25%, clearly rupee is one aspect as I was mentioning earlier.

Sajeet

You have also taken them right which is coming in terms of USD and GBP?

Ranganath D. Mavinakere

Cross currency is there but if you look at the volatility, rupee substantially has impact on our offshore cost. If you look at the offshore cost, if the rupee appreciates, then when you reflect back the offshore cost into dollars that is where really the margin impact is. Now, if you look at, the rupee has appreciated 3%-3.5% from average of FY 17 to closing basis. That itself is about 0.7%. But we are also proactively looking at the US onsite development centers to address any potential changes there. We will relentlessly focus both on operational efficiency and the automation pieces. We will see the results.

Vishal Sikka

To your questions around the Co-Chairs, we have Sesh and Ravi as Non-Executive Co Chair. The job of the three of us and our management team is of setting the strategy and executing on the strategy in the operations of the company. The Board's job is governance etc. and so this is a very clear separation. In that sense we have a very cohesive Board and I have always appreciated the feedback, the guidance, the advice from the Board. But in the end, it is our job to run the company and to set the strategy and to execute that and that continues unchanged. On the 2020, I guess that was your second question.

Sajeet

Recalibrating

Vishal Sikka

Yes, it has always been an aspiration. The main point there as I said earlier is the framing of the strategy in a financial manner which is steep revenue growth to $ 20 bn, improving the margin and improving the revenue per employee. As Ranga talked about, we have demonstrated that despite the early phases of this transformation and despite the headwinds that we have seen, we have kept our margins. As we look at the time ahead, we have this triple pressure on margin from the cross currency like Ranga talked about from the investment we need to make in the US and the investment that we are all making in software and in the new areas. Despite all these, compared to last year and despite the lower revenue growth, we have only lowered the margin to 23%-25% which means that we are intensely focusing on operational efficiency, intensely focusing on cost and making sure that especially automation in the core parts of the business continued to drive forward. If you look at revenue per employee, in the software areas that I talked about which are growing by more than 40% year-on-year, the revenue per employee is already more than $125,000. If you look at the new areas of our services, what I mentioned, the 35% of our workforce working on 45% of our revenue, there the RPP is more than $72,000. That area has grown by close to 20% in the course of the last year. So the way that we will achieve this non-linear growth in revenue and in revenue per employee without compromising on margin while also growing the margin is by this dual focus of this new innovation areas of software and by bringing automation in an intensely focused way to the commoditizing part of our business and on that front you already see the signs of success.

Sajeet

What will be the quarterly growth rate which we would achieve?

Vishal Sikka

Obviously, we have done all that, on all quarter-on-quarter growth. I do not know why the industry is so obsessed with quarter-on-quarter growth but of course 6.5%-8.5% assumes, whatever the quarterly thing adds up to in there. But you know the important thing to realize is that in our lifetime we will see AI systems. We had an astonishing experience with a client here in Asia earlier in the last quarter where we were able to transform, actually completely eliminate a small team of lawyers by using Mana to automatically analyze the non-disclosure agreements and other contractual documents, completely automating that and only escalating exceptions to this agreements to senior lawyers when necessary. In our lifetime, we will see AI systems achieve the competence, the skills that any problem that can be mechanically articulated will be solved by AI systems. I see a tremendous urgency of transforming ourselves into a next-generation company which is focused on delivering innovation, which is focused on delivering next generation problem finding and design thinking with our clients and automating as much as possible of the work that should not be done manually. In that journey, the quarter-on-quarter results while they important and we have to live by those don’t matter quite as much.

Pravin Rao

I think Vishal already responded.

Sajeet

Employee additions for the year

Pravin Rao

We cannot talk about the future.

Sakshi

Good morning gentlemen. My name is Sakshi, I am from Zee Business. Vishal my first question will be with you. There are lot of challenges that the IT industry is grappling with from abroad. Like you get US Visa policies, the recent tweaking of the policies which have been started by Donald Trump and also the Brexit issue and now the Brexit process has started. Even in quarter 3, we did see an RBS contractor ramped down last time. So what kind of challenges are you seeing? Which is the biggest risk for you at this point in time and what kind of strategies are you making to mitigate any sort of risk on that front? Pravin, my next question will be to you. I wish to ask you about the attrition rate that has now come down to about 17%. Is this comfortable for you or is there any room for further reduction in the attrition rate going forward. Ranga, my next question will be to you and I want to ask you about, you did talk about the rupee being a big factor and which is why though the margins are at 24.7% and the outlook is being reduced to 23%-25% bracket. But there were tailwinds also this quarter. So what kind of impact of tailwinds have you had in this quarter and going forward also looking at the recent reports which do say that rupee is likely to appreciate further for some more time. Are we going to see some more pressure going forward on the margins?

Vishal Sikka

Sakshi, on the visa and the regulation and all that matter, I have always said this. I am myself a US citizen and I think the role of visas in our industry has become too strong over the last 15 years or whatever and we need to focus on delivering value independent of visas. We have to deliver value to our clients in a way that is strategic to them, that is relevant to their future and obviously we have to comply with the regulations as we do that. When we think about this, it necessarily means that we have to have a mix of the best local talent that we can bring and mix that with the best global talent that we can bring and we bring technology to cross some of these divides with next generation collaboration capabilities and present capabilities and things like this. So I think about the visa situation as something that affects the entire industry and we have to live with that. But the main focus of our work must be on delivering value to our clients where they are and in the best possible way with the best talent and a healthy mix of local talent is actually a very good thing. We have been doing that. We are very strong locally in the United States. It is a huge market for us and it is one where we are very deeply committed to in terms of local hiring, local training, establishing training centers in the US, not only for ourselves but also for others, the work that our Foundation does and we have trained close to 200,000 school kids on computer science from the work of the Foundation in the US and trained several thousand teachers into computer science teaching. We are deeply committed to our presence there and that is I believe a more healthy way to go about this. Brexit, we have already navigated that, we have demonstrated that and it has now been about three quarters of this and the situation with RBS and so forth. These are all factors that affect everybody and these are the vagaries of doing business in the times that we live in.

Pravin Rao

On the attrition front, the 17% at group level is perhaps one of the lowest in recent times and if you look at Infosys Limited alone, the attrition has come down this quarter to 13.5% from 14.9% earlier. But more importantly the high-performance attrition which we track very clearly has come down dramatically, it is in single digits. Our focus is in high performers, retaining high performers. So focus will be more on that rather than the overall attrition. Apart from the attrition, even when you look at the employee engagement, we have now launched a quarterly employee satisfaction survey and whatever we have seen in the last two quarters, the feedback has been extremely positive. So we are fairly comfortable where we are on a people front.

Ranganath D. Mavinakere

So coming to rupee, I think that is a $10 bn question. Nobody can really answer how the rupee would really move. But having said yes, if you look at FY’17 average to period end, it is almost 3.3% higher. Of course we have to navigate that. If you look at last year as Vishal was mentioning earlier due to Brexit and US election, there were huge volatility on dollar-pound, dollar-euro, we navigated that and that also had pressure on the operating margin last year. But we have to navigate that. We had to focus on operational efficiencies so that we try to impact that to what extent possible. So by and large our relentless focus on those fronts will continue.

Moderator

Thank you gentlemen.

Rukmani Rao

Sandeep, the first question is to you, just now of course Ranga and Pravin did mention that you are looking to open new DCs in the US and also you have big hiring plans in the US. Can you really give us a sense of how this is going to be implemented and is this really a need arising or is this a measure that is something that you want to put in place for future contingencies? Also Ravi, Pravin just spoke of problems in the Consulting side that especially affected the Life Sciences business really. I want to understand from you in terms of putting the entire structure in place, what really is being done?

Ravi Kumar S.

In many ways, global IT talent is in shortage both in India as well as in the US. We made a huge attempt since the inception of this firm to create a finishing school to create talent which is productive for technology-led projects. In the last few years, we have made a similar attempt to hire in the US both laterally as well as fresh graduates from campuses. What we are doing and our endeavor now is to step that up significantly in the US and that is the right thing to do because you want to look at local talent, enable local talent, build local talent pools organically and then look for global talent to supplement it wherever you do not have enough available. Last year, we hired from schools in the US and we got them to Mysore and we actually trained them and we enabled them. This year we are doing in bigger numbers. We would set that up in the US and locally train, enable and make them productive in the US. That is one part of the strategy.

The second part of the strategy is to just step up the overall hiring in the US so that you are less dependent on the global talent pool to go back and forth from the US to India. The third is actually setting up centers because once you have large talent pools you need to have centers in the US, so the centers in the US are actually going to be built based on client clusters, availability of talent as well as local enablement from the government. This is a part of our plan. We started this process in the last one to two years, we are just stepping that up as we go forward, so this is the part of the journey. The overall talent plan will kind of get tweaked and recalibrate it and that is what Pravin and Vishal were talking about.

Kritika Saxena

Is there a percentage of employee pool you will be looking at that the local hiring or you perhaps have 12% to 15% of our local talent as a part of our team?

Ravi Kumar S.

There is not a percentage we are looking at. What we are looking at is to organically build those talent pools in the US and use them for our customer needs and then supplement it with the global talent pools so that we de-risk out of the uncertain visa regime and actually make the local talent pools the primary and the going in talent pool which is needed for our clients in the US. The centers are actually a part of that process because once you have large talent pools, you need to have centers which will house them.

Rajesh Krishnamurthy

In Consulting, the primary focus is around profitability and driving profitable growth for the company in alignment with the overall strategy of the company. We have talked a lot about automation, we talked about AI and we have talked about investment in these horizontal capabilities and tool sets. The focus of Consulting is to really be able to take these horizontal capabilities and technology capabilities and apply them to specific use cases in industries and that has been the focus. Specifically in the Life Sciences, over the last few years, a lot of growth has been driven primarily because of the large global ERP transformation programs involving roll out, etc., that business has been on the decline for a while and that is why the whole shift of focus around AI and the leveraging AI in the context of our client organizations.

Mohit Joshi

On the Life Sciences piece, I just wanted to add. Life Sciences is obviously a very important business for us, but we are still a small player. We have huge aspirations to grow. Working closely with Rajesh, we have built up very strong and capable Life Sciences Consulting team, both in Europe and in the US and we will be looking to continue our focus on this such that our capabilities allow us to grow at faster than market rate.

Rahul Dayama

Hi, everyone, this is Rahul from ET Now. Rajesh, in terms of Energy and Utilities, some sort of pain point and unpredictability that international oil prices as well, so would we see those uncertainties? I know it is difficult to say but what is the color that you get on that front? Sandeep, coming to you, Retail and Manufacturing, Retail, Pravin has also indicated that it has been quite soft while Manufacturing we have seen a flattish sort of growth quarter-to-quarter basis. So are there any client-specific issues here or is it something else? I know you have touched up on largely the US Visa regulations, we have time and again asked you the last two quarters. But is indeed increasing local hiring the only solution or are there other initiatives that you are working on to combat it because the Trump administration has its sight clear as far as that issue is concerned. Ravi, it has been a quarter since you have been elevated to the Deputy COO role, give us a sense of the responsibilities, the value add that you have bought and going forward how would that pan out? And lastly, BFSI also, Mohit, we have seen some sort of a weakness but Pravin has indicated that Financial Services is strong and sort of upbeat, so as far as client engagement is concerned over the last quarter, are we seeing some sort of an improvement? Thank you all.

Rajesh Krishnamurthy

This particular quarter, we have seen a very, very strong finish for the Energy, Telecom vertical, almost 4% growth. Energy specifically which was a bit of a challenge in the early part of the fiscal, we have seen oil prices stabilizing in the low-to-mid 50s and the industry really is looking for stability because the moment there is stability then there is an objective to plan for the horizon and to be able to invest and we are seeing some of those investments coming back in to the Energy industry. Of course, there have been focused a lot on getting leaner and we talked about the phenomenon of trying to focus on being fit at 40, which was the oil price at that time. Some of those investments is what we have been able to capture. There is also consolidation happening, so that is the reason why we have seen a very strong Quarter-4 for our Energy practice.

Telecom has been up and down. All the Telecom operators globally are challenged both on the top line and bottom line, dropping ARPUs. Therefore, the primary focus there is on consolidation, we have seen a huge amount of M&A activity and consolidation and that has allowed us to specifically in larger place to consolidate our position. We have had a very strong year for Telecoms overall. We grew almost 14% year-on-year, we are not sure how this trend will continue, but overall, we are quite bullish about both these sectors based on what we see right now.

Sandeep Dadlani

Thanks Rajesh. For Retail, CPG, Logistics, and Manufacturing, Retail is going through a lot of disruption right now. As Pravin said, there are record number of store closings as consumers shift to Amazon and Amazon-like models. There is disruption in CPG in terms of consolidation and cost cutting which is happening across the globe. In Logistics, people have moved off capex-based model with asset-heavy models to a light model in an operating model perspective. In Manufacturing as well, we have core industrial manufacturing and auto manufacturing which is relatively stable. But hi-tech in particular and software and hi-Tech is going through a business model change from a capex to opex model. Now what does that do for us?

I think there are pockets of tremendous opportunity in all of these sectors. Retail, while it continues to show choppiness has been one of the biggest customers for us adopting new services like Skava, which is an acquisition that has done very, very well. Skava has been one of our most successful acquisitions which has largely been led by Retail and CPG and in this quarter has spread across Auto, Manufacturing, other verticals as well. Retail also being the biggest consumer in terms of Data and Analytics services, so there have been strong on digital analytics. In Manufacturing, one of our service lines that Ravi runs, Engineering Services has grown phenomenally this quarter and has been responsible for manufacturing growth in this quarter especially in the Internet of Things area. The Hi-Tech vertical even though Hi-Tech has seen softness in this quarter, we have opportunities towards more cloudification, more consulting work, more digital work and so on in these areas.

Broadly, if we attack the right opportunities, in Digital, in Analytics, in more software-led services from Infosys, then we are in a very, very good position. If you look at Retail and Manufacturing for Infosys, Retail, CPG, Logistics, and Manufacturing, this is one of the largest verticals compared to any of our other competitors. In terms of comparative market share even as the market shrinks or adjusts, we are in a tremendous position to grab the most market share. There will obviously be quarter-on-quarter choppiness, but you remove pockets of Hi-Tech and non-grocery Retail, the rest of the verticals are growing at or above Infosys average and industry average.

Ravi Kumar S.

Let me just first take the first question about the US local hiring. As much as we think there is talent available, we need to create organically, so we are going to invest heavily on training and enablement in the US to increase the size of the pool we can capture. In addition, I think the most important thing to do is to actually reduce dependence of onsite talent, so you could do a lot more offshoring. The third important one is automation. The more you could embrace automation, the less is the dependence on people to deliver and execute large projects. So all three in my view will be the future of how our talent strategy is going to evolve. It is a going to be a People-plus software strategy.

Now, specific to my own role, it almost looks like an appraisal you are doing in the public domain. We kind of categorize our portfolio into two parts – Vishal spoke about it. There is a growth portfolio within the Global Delivery organization and the growth portfolio is pivoted on services which clients continue to use to transform their landscape, 35% of the people actually contribute to 45% of that revenue, it comes at high RPP, it comes at high margin, it grows at 20%, the new services like Cyber Security, which spans across all industries, cloud migration, engineering services and manufacturing, Data and Analytics in a big way which is again cutting across all industries, big embrace in Financial Services. We have kind of customized our talent model and given it a sense of incubation to ensure that we capture the market share. Analysts have rated us significantly ahead of our competition in these areas and that is what is going to drive the growth for the firm in the next year.

The second part of the portfolio is actually related to a commoditized service which is Vishal referred to where 65% of the people actually work on and it contributes less revenue but it is the estate which gives us and the door opener for enabling growth opportunities. That is the portfolio where we are going to embrace very heavily on automation, very heavily on cost optimization. You have seen some of the metrics which have reflected, our utilization is on all-time high. For Q4, we almost ended at 82% and for the year, we ended at 81.7% significantly ahead of the last year and we will continue to grow on it. We will continue to work on it for the next 12 months.

Mohit Joshi

Thanks Ravi. I also just wanted to put in as part of your appraisal process for Ravi. Ravi’s ability to do multiple jobs and handle multiple very significant responsibilities has been a huge source of joy to watch and such a strong support for all of us on the sales side. Coming to your Financial Services questions, if you look at it for the quarter, we grew by something like 1.4% on a reported basis. If you exclude Finacle though where we had a slight drop, growth increases to 2%. If you look at the entire year and you look at the performance for the year, it was double-digits growth in a year where Financial Services growth has been challenged for most of our peers and for most of our competitors. So I think for the year, it was a pretty strong performance. If we look at the key things that our clients are focused on and Pravin spoke briefly about the trend, in the past three months, there has been a huge burst of optimism as far as the banks are concerned. You have had rate hikes, you have had sort of the promise of less intrusive regulatory regime. That optimism is reflected in their stock price, the optimism is reflected in client sentiment. It has, however, not translated into an increase in IT spend yet, but we expect that that will happen in the second half of the year. This is a fiercely competitive market place, but I am very confident that given the unique positioning that we have built up on our strength and our traditional business, and then working with Sandeep, the strength that we are building up in our software business, puts us on a very strong wicket for the future. Just today when you go to our website later, you will see a quote from Westpac. Westpac is one of the largest and most respected banks in the world. What they have spoken today about and I will actually read the quote because it is a quote, is that “they are working to provide seamless customer experience across all channels. They are looking to create a 21st century Digital Bank and they are looking for innovation across the technologies and landscape and they see us as a very strong partner working with them across all of the key themes that they are focused on”. So I think if you look at the transformation journey that financial institutions are going through, I think what Westpac is planning is really very representative about what everybody wants to do and the fact that they would trust us as a partner and says so publicly speaks to the strength of the brand that we have built up over the past few years.

Nishant

Hello everyone. Nishant this side from Bloomberg-Quint. My first question is to you Mohit. So as like any other industries, BFSI has also seen a soft growth. So what is the kind of traction you are seeing and what is the outlook for the next quarter? And Sandeep, my next question is to you. Regarding the uncertainties in the US visa regime, do you think automation is one of the key matrix and is going to derive an increase in the revenue going forward as help you to reduce dependencies on the onsite hiring or offset hiring? Thank you.

Mohit Joshi

So I think look as far as the outlook is concerned, the outlook for the whole company is reflected in the guidance that we have given. So that is the overall broad outlook. For financial services, I had spoken about the fact that we are coming out of a year with double digit year-on-year growth in constant currency and the fact that our solutions and our offerings both in the traditional services side and the new services side are really resonating as you have evidenced by the Westpac quote as well. We remained very positive about our own strength. We believe that the IT spend numbers given the optimism will start to flow in through in the second half of the year. Based on that, we are confident that whatever the market does, we will be among the strongest players in the marketplace. I obviously can’t give you a quarter by quarter number. You spoke about the weakness in this quarter. I don’t fully agree with that because like I said excluding Finacle on a reported basis we grew by 2%, in what is a very seasonally weak quarter for us. Please keep in mind that Q4 is usually the seasonally weakest quarter from a financial services perspective.. I am positive about the future of our business specifically and our relative competitive strength.

Sandeep Dadlani

And in Americas, while Ravi has spoken about specific steps about setting up centers, hiring local talent and driving automation, I just want to give a sense of the client side of things. Clients today regardless of the US visa regime are looking overarchingly at automation and AI as driving forces for the future. Let me give you an example. In our press release you will see a quote from Adient, which is a large industrial seating manufacturer. The reason they are driving towards a digital ecosystem, the reason they are driving towards an AI based ecosystem has nothing to do with the US visa regime etc. This is an industry going through transformation and they want to adopt AI and automation as a basis of survival, growth and competitiveness regardless of any country-specific issue. Now that they find us in Infosys Mana, our AI platform to drive both robotic process automation and cognitive automation across their company, across the industry and Infosys is a reliable partner going through it in this phase is remarkable, right? This quarter itself we saw Mana doubling in adoption. Over the year, we have seen, just in three quarters in the launch of Mana in an AI platform, remarkable adoption. Nothing to do with country specific regimes, visa regimes etc. So my personal view and all of us share this view is that, automation in AI are perhaps larger forces to catch on to, more than any other specific disruption that will take place either industry specific or US visa regime or any Brexit or anything like that.

Moderator

Thank you gentlemen.